File No. 70-9197

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
          ________________________________________________________
                               Amendment No. 2
                                     to
                                  FORM U-1
                         APPLICATION OR DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          _________________________________________________________

                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana   46410

                 (Name of company filing this statement and
                   address of principal executive offices)
            _____________________________________________________

                                    None

               (Name of top registered holding company parent)
           ______________________________________________________

                    Peter V. Fazio, Jr., General Counsel
                           NIPSCO Industries, Inc.
                            801 East 86th Avenue
                        Merrillville, Indiana  46410

                   (Name and address of agent for service)

   The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Mark T. Maassel, Vice President    Andrew F. MacDonald, Esq.
        NIPSCO Industries, Inc.            William C. Weeden
        801 East 86th Avenue               Reid & Priest LLP
        Merrillville, Indiana 46410        701 Pennsylvania Ave., N.W.
                                           Washington, D.C.   20004

                            Michael L. Meyer, Esq.
                            Schiff Hardin & Waite
                            7200 Sears Tower
                            233 S. Wacker Drive
                            Chicago, Illinois 60606

        1.   The Applicant hereby amends and restates ITEM 1 -
   DESCRIPTION OF PROPOSED TRANSACTION in its entirety to read as follows:

   ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
             -----------------------------------

        1.1. Introduction and Summary of Transaction.
             ---------------------------------------

        NIPSCO Industries, Inc. ("Industries"), an Indiana corporation whose principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410, herein requests authority pursuant to
   Section 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire all of the issued and outstanding common stock of Bay State Gas Company ("Bay State"), whose principal executive offices are located at 300 Friberg Parkway, Westborough, Massachusetts 01581. Industries, an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder, owns all of the issued and outstanding common stock of three public-utility subsidiary companies that provide electric and retail natural gas service exclusively within the State of Indiana. Bay State, a gas-utility company, distributes natural gas at retail in parts of Massachusetts and, through a wholly-owned subsidiary, Northern Utilities, Inc. ("Northern"), in contiguous areas of Maine and New Hampshire.

        Industries and Bay State have entered into an Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated as of March 4, 1998 (the "Merger Agreement"), pursuant to which Industries has agreed to acquire all of the issued and outstanding common stock of Bay State. The Merger Agreement sets forth the terms of a "preferred merger" structure pursuant to which Bay State would be merged with and into a wholly-owned Industries' subsidiary which, upon completion of the merger, would change its name to and operate under the name of "Bay State Gas Company." The Merger Agreement also provides that, in the event it is not possible to consummate the "preferred merger" structure, the parties would, subject to certain conditions, carry out an "alternative merger" transaction in which Bay State and then Northern would be merged directly into Northern Indiana Public Service Company ("Northern Indiana"), Industries' principal public-utility subsidiary. The request for approval made herein concerns only the "preferred merger" transaction (hereinafter referred to as the "Transaction"); the "alternative merger" is not subject to the jurisdiction of this Commission. The Merger Agreement is filed herewith as Exhibit B-1.

        The Transaction is expected to produce benefits to the public, investors and consumers and will satisfy all of the applicable standards under Section 10 of the Act. Industries and Bay State have both stated that they believe that the Transaction will provide important strategic and financial benefits to their respective shareholders, as well as to their employees and customers and the communities in which they provide public utility service. Among other things, the parties believe that the Transaction will provide benefits in the form of greater flexibility and capacity in financing their operations and an enhanced ability to take advantage of future strategic opportunities in the competitive marketplace for energy and energy services that is rapidly evolving in New England. Further, as explained more fully in ITEM 3 - APPLICABLE STATUTORY PROVISIONS, Industries believes that, following the merger, the combined companies will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets.

        1.2  Description of Parties to the Transaction.
             -----------------------------------------

        (a)  NIPSCO INDUSTRIES, INC. AND SUBSIDIARIES.

        Industries, an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana and various non-utility subsidiaries and has since acquired two additional public-utility subsidiaries, Kokomo Gas and Fuel Company ("Kokomo Gas")<1> and Northern Indiana Fuel and Light Company, Inc. ("NIFL").<2> Industries is an exempt holding company pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder.<3>

        Northern Indiana, Industries' largest and dominant subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 662,500 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 416,300 retail and wholesale electric customers. Northern Indiana also provides gas transportation service to approximately 200 customers. Kokomo Gas supplies natural gas to approximately 33,500 retail customers in a six county area of north central Indiana having a population of approximately 100,000. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory. NIFL supplies natural gas to approximately 33,400 retail customers in five counties in the northeast corner of Indiana having a population of approximately

   _________________________

   <1>  The Commission authorized Industries to acquire all of the issued and outstanding common stock of Kokomo Gas in 1992. SEE NIPSCO INDUSTRIES, INC., 50 SEC Docket 1231 (February 5, 1992).

   <2>  The Commission authorized Industries to acquire all of the issued and outstanding common stock of NIFL in 1993. SEE NIPSCO INDUSTRIES, INC., 53 SEC Docket 1997 (March 25, 1993).

   <3>  SEE File No. 69-340.

   66,700. The NIFL service territory is also contiguous to Northern Indiana's gas service territory, and overlaps Northern Indiana's electric service territory. The three operating utility subsidiaries of Industries are subject to regulation by the Indiana Utility
   Regulatory Commission ("IURC") as to rates, service, accounts, issuance of securities, and other matters.

        For the year ended December 31, 1997, Industries' three utility subsidiaries reported combined net income of $205.3 million on
   combined operating utility income of $286.2 million.   Gas sales
   (including revenues from transportation-only customers) of approximately $803 million and electric sales of approximately $1 billion accounted for approximately 44% and 56%, respectively, of the combined gross utility revenues of Industries' three utility subsidiaries in 1997. Consolidated assets of Industries and its subsidiaries as of December 31, 1997, were approximately $4.9 billion, consisting of $3.1 billion in net utility plant and associated facilities and $1.8 billion in net non-utility plant and other non-utility assets. For the twelve months then ended, consolidated operating revenues, operating income and net income for Industries and its subsidiaries were approximately $2.6 billion, $410 million and $191 million, respectively.

        Industries also owns all of the outstanding common stock of Crossroads Pipeline Company ("Crossroads"), a non-utility natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in May 1995 to operate as an interstate pipeline.<4> Crossroads owns and operates a 201-mile, 20-inch, pipeline that extends from Schererville, Indiana, in the northwestern corner of the state, where it takes delivery from the interstate pipeline facilities of Natural Gas Pipeline Company of America ("NGPL"), to Cygnet, Ohio, which is located in northwestern Ohio, where it interconnects with facilities owned by Columbia Gas Transmission Corporation ("Columbia"). Recently, Crossroads announced plans to construct a 20-mile extension of its pipeline facility in Ohio to a point of interconnection with a unit of Consolidated Natural
   Gas Company.<5>   The Crossroads extension will form a link in a
   chain of interstate pipeline projects that are designed to transport natural gas from the Chicago area market to eastern markets served by CNG Transmission Corp. ("CNG") and Transcontinental Gas Pipe Line Corp. ("Transco") by late 1999.


   _________________________

   <4>  SEE CROSSROADS PIPELINE COMPANY, 71 FERC Para. 61,076 (April 21,
   1995).

   <5>   Crossroads recently concluded its FERC-mandated "open season."
   SEE "RACE INTENSIFIES AS RIVALS LINE UP TO BUILD PIPELINES TO EASTERN U.S.," INSIDE F.E.R.C.'S GAS MARKET REPORT, January 23, 1998 (McGraw-Hill Companies, Inc.), p. 17.

        Industries' other principal non-utility subsidiaries include IWC Resources Corporation, which owns and operates seven subsidiaries, including two regulated water utility companies, Indianapolis Water Company and Harbour Water Corporation, which provide water service in Indianapolis, Indiana and surrounding areas;<6> NIPSCO Development Company, Inc., which holds various investments, including investments in real estate and venture capital enterprises; NI Energy Services, Inc., which is engaged in various energy-related activities, such as retail gas marketing, energy efficient lighting sales and installations, and gas and electricity wholesale marketing; Primary Energy, Inc., which arranges energy-related projects with large industrial customers; and NIPSCO Capital Markets, Inc., which handles financing for ventures of Industries and certain of its subsidiaries, other than Northern Indiana.

        (b)  BAY STATE GAS COMPANY AND SUBSIDIARIES.

        Bay State provides gas service to approximately 261,000 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000. These include the greater Springfield area in western Massachusetts, an area southwest of Boston that includes the cities of Attleboro, Brockton and Taunton, and an area north of Boston extending to the New Hampshire border that includes the city of Lawrence. Bay State is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("MDTE") as to rates, service, accounts, issuance of securities, and other matters.

        Bay State's wholly-owned subsidiary, Northern, provides gas service to approximately 46,000 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine.<7>
   Northern is subject to regulation by the New Hampshire Public

   _________________________

   <6>  The other five subsidiaries of IWC Resources Corporation, and each such company's principal business, are: Utility Data Corporation (customer billing and data processing services); IWC Services, Inc. (waste water treatment); Waterway Holdings, Inc. (real estate development); SM&P Utility Resources, Inc. (utility location and marking services); and Miller Pipeline Corporation (pipeline constructions).

   <7>  Bay State is an exempt holding company under Section 3(a)(2) and
   Rule 2 thereunder. SEE File No. 69-249. Following the merger, it is contemplated that the stock of Northern may be transferred to Industries. If Northern is maintained as a subsidiary of Bay State, however, Bay State will continue to claim exemption pursuant to
   Section 3(a)(2) and Rule 2.

   Utilities Commission ("NHPUC") and Maine Public Utilities Commission ("MPUC") as to rates, service, accounts, issuance of securities, and other matters.

        For the year ended December 31, 1997, the combined gas revenues (including revenues from transportation-only customers), utility operating income, and net utility income of Bay State and Northern (as adjusted to eliminate the effect on earnings of a one-time write-off of restructuring costs)<8> were approximately $441 million, $39.2
   million and  $21.6 million, respectively.   Consolidated assets of Bay
   State and subsidiaries as of December 31, 1997, were approximately $788 million, consisting of $496.4 million in net utility plant and $291.6 million in non-utility plant and other non-utility assets.

        Bay State has only one direct non-utility subsidiary, Granite State Gas Transmission, Inc. ("Granite State"), which owns and operates a 105-mile, 6 to 12-inch diameter, interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), in a northeasterly direction to a point near Westbrook, Maine. Granite State also leases a 166-mile, 18-inch, converted oil pipeline, which is used to transport western Canadian gas to Portland, Maine. Through a wholly-owned subsidiary (Natural Gas Development, Inc.), Granite State is a partner in the Portland Natural Gas Transmission System ("PNGTS"), which was formed to construct a 292-mile, 24-inch, natural gas transmission line in northern New England that will form the northern link in a new gas transmission system designed to bring
   western Canadian gas supplies to the New England market.<9>   When
   complete, these facilities will interconnect with the Tennessee Gas pipeline facilities near Dracut, Massachusetts, and with Granite State at locations in Maine and New Hampshire.

        Granite State owns all of the stock of four other direct non-utility subsidiaries: EnergyUSA, Inc., a company organized to provide unregulated energy products and services, including water heater rentals, insurance programs for heating systems, and strategic energy supply management; EnergyEXPRESS, Inc., an unregulated natural gas, electricity, propane and fuel oil marketer; LNG Development Corp., which was established to invest in a proposed liquefied natural gas storage facility in Wells, Maine; and Bay State Energy Enterprises, Inc., which is inactive.

   ________________________

   <8>  The restructuring charges, which related primarily to retirement benefits and consulting fees, totaled $11.4 million, had the effect of reducing combined net utility income of Bay State and Northern to approximately $14.7 million in 1997.

   <9>  SEE PORTLAND NATURAL GAS TRANSMISSION SYSTEM, 76 FERC Para.
   61,123 (July 31, 1996).   NI Energy Services Development Corp., an
   indirect subsidiary of Industries, has acquired 50% of Bay State's equity interest in PNGTS.

        1.3  Description of Gas Utility Operations and Associated
             Facilities.
             ----------------------------------------------------

        (a)  Industries' Gas Utility Operations.
             ----------------------------------
        At December 31, 1997, the Industries gas distribution system was comprised of approximately 13,400 miles of distribution mains and 729,400 customer meters. In addition, Northern Indiana owns and operates underground gas storage facilities located at Royal Center, Indiana, with a storage capacity of 6.75 billion cubic feet (Bcf), and a liquefied natural gas (LNG) plant in LaPorte County, Indiana, having a storage capacity of 4.0 Bcf, which is used for system pressure maintenance and peak season (November-March) deliveries. Northern Indiana also holds under long-term contract storage capacity totaling approximately 9.11 Bcf in the Markham, Moss Bluff and Egan salt-dome storage caverns in Texas and Louisiana. These facilities, which provide the Industries system with a significant amount of "high deliverability" storage capacity,<10> are located at or near major supply "hubs" which have formed at locations where interstate pipelines serving the upper Midwest, Northeast and Southwest markets
   intersect.     Currently, Industries purchases approximately 89% of
   its total system gas requirements from production in the on-shore and off-shore Texas and Louisiana producing areas, and approximately 8% from production in the Mid-Continent (Oklahoma and Kansas), Permian (west Texas) and San Juan (New Mexico) Basins. It is anticipated, however, that, beginning as early as 1999, with the completion of construction of new pipeline capacity from western Canada to the upper Midwest markets, Industries will begin to purchase significant amounts of lower-cost gas produced in the Western Canadian Sedimentation Basin
   (Alberta and British Columbia) .<11>   Industries estimates that,

   _________________________

   <10> "High deliverability," which is an operational characteristic of salt-dome storage caverns, means the ability to inject and withdraw gas on a frequent (I.E., daily) basis, year-round and at a high rate of flow. Utilization of the capacity of such facilities is measured in terms of both their storage volume and frequency of the injection/withdrawal cycle (I.E., cycling). In contrast, Industries' storage facilities in Indiana only allow for gas injection and withdrawal on a seasonal basis. The "high deliverability" facilities in Texas and Louisiana provide Northern Indiana with added flexibility in managing deliveries to and from interstate pipelines, which, in turn, allows Northern Indiana to take advantage of price volatility and to balance its system load requirements on a daily basis.

   <11> FERC has already granted certificate authority under Section 7(c)
   of the Natural Gas Act of 1938, as amended, for a major expansion of the Northern Border Pipeline, which runs from the Montana-Saskatchewan border to its present terminus at Harper, Iowa, and a 243-mile extension thereof to a new terminus south of Chicago. SEE NORTHERN BORDER PIPELINE COMPANY, 76 FERC Para. 61,141 (August 1, 1996) and 80
                                                      (continued . . . )
   by 2002, western Canadian gas could potentially account for as much as 40% of its total system supply.

        Currently, Industries' subsidiaries have contracted for "firm" capacity and storage service on five different long-haul interstate pipelines: Tennessee Gas, NGPL, ANR Pipeline Company ("ANR"),
   Panhandle Eastern PipeLine Company ("Panhandle Eastern"), and
   Trunkline Gas Company ("Trunkline"); as well as several other regional pipelines.

        (b)  Bay State's Gas Utility Operations.
             ----------------------------------

        At December 31, 1997, Bay State's and Northern's combined gas system consisted of 5,158 miles of distribution mains; 29 miles of transmission lines, together with associated pumping and regulating stations; LNG liquefaction, vaporization and storage facilities; propane storage tanks; 270,108 customer service connections; and 306,446 customer meters.

        Bay State purchases approximately 40% of its total system gas requirements from the on-shore and off-shore Texas and Louisiana producing areas and approximately 49% of its total system requirements from the Western Canadian Sedimentation Basin. Bay State has contracted capacity on four domestic long-haul pipelines: Tennessee Gas, TransContinental Gas Pipe Line Corp. ("Transco"), Texas Eastern Transmission Corp. ("Texas Eastern"), and Texas Gas Transmission Corp. ("Texas Gas"); as well as on TransCanada PipeLine Corp. and several regional pipelines. Like Industries, Bay State projects that, as transmission constraints are eliminated, it will purchase an increasing amount of its gas requirements from the Western Canadian Sedimentation Basin. This gas will reach Bay State's service area directly via the PNGTS pipeline, which is scheduled to be completed in late 1998, as well as indirectly by means of any one of several different pipeline expansions/extensions (including the Crossroads/CNG expansions) that have been announced and which will provide Bay State with greater access to supplies available in the Chicago area market.



   _________________________
   (continued . . .)

   FERC Para. 61,152 (August 1, 1997). The Northern Border extension will have the capacity to deliver up to 2.5 Bcf per day of natural gas
   into the Chicago market by 1999.   Northern Border is proposing to
   extend its system to connect with Northern Indiana's facilities near North Hayden, Indiana. FERC has also given preliminary approval to the construction of the Alliance Pipeline project, an 887-mile, 36-inch, line designed to transport 1.325 Bcf per day of gas from western Canada to the Chicago market. SEE ALLIANCE PIPELINE L.P., 80 FERC Para. 61,149 (August 1, 1997).

        1.4  General Description of the Transaction.
             --------------------------------------

        Under the Merger Agreement, upon the effective date of the merger, each outstanding share of common stock of Bay State ("Bay State Shares") will be converted into the right to receive common shares of Industries ("Industries Shares"), or, at the election of any Bay State shareholder and subject to certain limitations, cash, in either case having a value of $40.00 per share. The Transaction has been structured to qualify as a tax-free reorganization pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended.

        The number of Industries Shares that would be issued in exchange for each Bay State Share would be determined by dividing (i) $40.00 by
   (ii) the Industries Share Price, which is the average of the closing prices of Industries Shares, as reported in THE WALL STREET JOURNAL'S NYSE Composite Transactions Report, for the 20 trading days immediately preceding the second trading day prior to the effective date of the merger. Bay State shareholders may elect to receive $40.00 in cash, without interest, for some or all of their Bay State Shares (a "Cash Election"). However, the aggregate number of Bay State Shares that will be converted into the right to receive $40.00 in cash in the Transaction (the "Cash Election Maximum") may not exceed an amount determined by dividing (A) the dollar number equal to the difference between (i) one-half of the product of (x) $40.00 multiplied by (y) the aggregate number of Bay State Shares outstanding on the second day prior to the effective date of the merger less (ii) the dollar amount of a special dividend, if any, paid by Bay State prior to the merger and certain other cash payments to be determined prior to such time, by (B) $40.00. Further, cash amounts paid to electing shareholders would be subject to proration if the aggregate number of Bay State Shares covered by a valid Cash Election ("Cash Election Shares") exceeds the Cash Election Maximum.

        On a PRO FORMA basis, based on the number of Bay State Shares and Industries Shares outstanding on April 17, 1998, and assuming that 100% of the outstanding Bay State Shares are converted into the right to receive Industries Shares at a conversion price of $27.38 per share (the 20-day trading average for the Industries Shares determined as of April 17, 1998), the current shareholders of Bay State would effectively acquire, in exchange for their Bay State Shares, about 13.7% of the issued and outstanding Industries Shares.

        The Merger Agreement is subject to the approval of Bay State's shareholders at a special meeting called for that purpose to be held on May 27, 1998. The Transaction is also subject to various regulatory approvals in addition to the approval of this Commission. SEE ITEM 4 - REGULATORY APPROVALS. Reference is made to the joint Proxy Statement and Prospectus of Bay State and Industries, which is filed herewith as Exhibit C-2, for a more complete description of the Transaction and the terms of the Merger Agreement.

        Upon consummation of the Transaction, Industries, which currently claims an exemption under the Act pursuant to Section 3(a)(1) and Rule 2, would own an integrated gas utility system comprised of its existing gas distribution system in Indiana and Bay State's gas distribution system in Massachusetts, Maine and New Hampshire, as well as an integrated electric utility system in Indiana. The utility operations of Industries in Indiana are substantially larger than those of Bay State and Northern. Even giving effect to the Transaction, Industries will remain predominantly an intrastate (I.E., Indiana) holding company that will not derive any material part of its income from any out-of-state public-utility subsidiary. Accordingly, Industries, as a part of this Application or Declaration, requests an order pursuant to Section 3(a)(1) of the Act confirming that Industries will continue to qualify for an exemption under Section 3(a)(1).

        Following the merger, the board of directors of Bay State will consist of ten members, of whom three will be officers of Industries, three will be officers of Bay State, and four will be current outside directors of Bay State. The current officers of Bay State will continue to serve in similar capacities of the surviving company of the merger (I.E., "new" Bay State). The Merger Agreement also provides that Industries shall nominate and recommend for election to the Industries board of directors one Bay State director to be mutually determined by Industries and Bay State. Bay State will continue to maintain its principal executive offices in Westborough, Massachusetts.

        2. The Applicant further amends this Application or Declaration, as previously amended, by adding to ITEM 3 - APPLICABLE STATUTORY PROVISIONS, a new section 3.5, as follows:

        3.5  Section 3(a)(1).
             ---------------

        Industries is also requesting that the Commission issue an order pursuant to Section 3(a)(1) confirming that Industries, and each of its subsidiaries as such, are exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or interest of investors and consumers, if:

        such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

        Although Bay State and Northern are not incorporated and do not conduct any public utility operations in Indiana, the State of Industries' incorporation, Industries states that (i) it will not derive any material part of its income from either Bay State or Northern, and (ii) following the acquisition of Bay State and Northern, the Industries system will remain predominantly intrastate in character.

        Industries will file a further amendment to this Application or Declaration containing a detailed legal analysis in support of its request for an order under Section 3(a)(1).

                                  SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Amendment No. 2 to the Application or Declaration previously filed herein to be signed on its behalf by the undersigned thereunto duly authorized.


                                 NIPSCO INDUSTRIES, INC.

                            By:  /s/  Gary L. Neale
                                 --------------------------------
                                 Name:     Gary L. Neale
                                 Title:    Chairman and President

   Date:     May 28, 1998